

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2019

Jonathan R. Boldt
Chief Financial Officer
Inovalon Holdings, Inc.
4321 Collington Road
Bowie, Maryland 20716

> **Re: Inovalon Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **File No. 001-36841**

Dear Mr. Boldt:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Technology

cc: Keith Dunleavy, Chief Executive Officer and Chairman